
December 3, 2021

Phong Le
President & Chief Financial Officer
Microstrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

> **Re: Microstrategy Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 12, 2021**
> **Form 10-Q for the Quarter Ended September 30, 2021**
> **Filed October 22, 2021**
> **File No. 000-24435**

Dear Mr. Le:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. References to prior comments refer to comments in our October 7, 2021 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Non-GAAP Financial Measures, page 29

1.　　We note your response to prior comment 5 and we object to your adjustment for bitcoin impairment charges in your non-GAAP measures. Please revise to remove this adjustment in future filings. Refer to Rule 100 of Regulation G.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney at (202) 551-8816 or Larry Spirgel at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology